UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2010

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            .

On January 5, 2010, ASAT Holdings Limited (the “Company”) issued a press release to announce that Simon Bell, Peter Hopper and Kei W. Chua, have resigned as Directors effective as of 30 December, 2009. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: January 5, 2010

	By:	/S/ ERIC EARLE THOMPSON
	Name:	Eric Earle Thompson
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release, dated January 5, 2010, of ASAT Holdings Limited (the “Company”) to announce that Simon Bell, Peter Hopper and Kei W. Chua have resigned as Directors effective as of 30 December, 2009.

Exhibit 99.1

ASAT Holdings Limited Announces Resignation of Certain Directors

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – January 5, 2010 –ASAT Holdings Limited (ASTTY.PK) (the “Company”), a global provider of semiconductor package design, assembly and test services, announces that Simon Bell, Peter Hopper and Kei W. Chua, appointees of funds managed by J.P. Morgan Partners Asia LDC (the “JPMP Funds”) to the Board of Directors of the Company, have resigned as Directors effective as of 30 December, 2009. These former Directors have informed the Company that their resignations result from potential conflicts of interest which may arise as employees and/or representatives of the JPMP Funds, which as creditors of the Company have an interest in the proceeds of the sale of the assets of the Company.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com